SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

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CNH GLOBAL N.V.

Form 6-K for the month of December 2010

List of Exhibits:

1.	Press Release entitled “CNH and NAM Commend Congressman Joe Pitts for Pro-Manufacturing Stance”

2.	Press Release entitled “New Holland Provides Over 160 Units for Large-Scale Biomass Power Generation Project in India”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

December 15, 2010

FOR IMMEDIATE RELEASE

For more information contact:

Government Affairs            (202) 737-7575

CNH and NAM Commend Congressman Joe Pitts for Pro-Manufacturing Stance

CNH hosts awards ceremony for the congressman at its manufacturing facility in New Holland, PA

WASHINTGON, D.C. — (December 13, 2010) — Pennsylvania Congressman Joe Pitts today attended a ceremony at CNH’s facility in New Holland, PA, honoring his commitment to manufacturing. The event was sponsored by CNH (Case New Holland) and the National Association of Manufacturers (NAM), who presented the Congressman with the Award for Manufacturing Legislative Excellence, an accolade that recognizes consistent support of manufacturers and their employees across the United States.

Award recipients were chosen according to their voting records on issues crucial to manufacturing, including energy policy, taxes, regulations and labor law reform, trade and exports.

Evaluations were carried out by a NAM member-led advisory committee made up of executives from a range of manufacturing companies. Members of Congress who maintained a voting record where they voted consistent with manufacturing interests at least 70 percent of the time on important issues during the 111th Congress (2009-2010) received the Award. Congressman Pitts received an 82-percent key vote rating.

“On behalf of CNH and our employees, I thank Congressman Pitts for championing the causes that will help manufacturers thrive in Pennsylvania and across the United States,” said Bret Lieberman, Vice President, North American Ag Manufacturing Operations. “We’re lucky to have Joe Pitts in our corner, advocating policies that will allow us to grow, create jobs, expand internationally and stay ahead of our global competition.”

From Washington, NAM President and CEO John Engler added, “Congressman Pitts understands the significant challenges facing manufacturers and has acted to maintain and create manufacturing jobs in Pennsylvania and nationwide. It is critical to have lawmakers like Congressman Pitts who are promoting a pro-manufacturing agenda for economic growth and job creation.”

CNH has 10 manufacturing facilities in the U.S. It is represented on the NAM board by Linda Knoll, Senior Vice President, Human Resources, CNH and President (ad-interim), CNH Parts & Service.

# # #

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

New Holland Provides Over 160 Units for Large-Scale Biomass Power Generation Project in India

LUGANO, Switzerland - (December 13, 2010) – New Holland Fiat India has won a large order for agricultural equipment from A2Z Maintenance & Engineering Services. Based in Gurgaon, near Delhi, A2Z is one of the country’s fast-growing enterprises operating in power generation and distribution services, renewable energy and solid waste management. This order marks the beginning of a wider initiative, led by A2Z in cooperation with New Holland, that will offer Indian farmers a viable alternative to burning paddy straw by using crop residues for power generation. The initiative will have a two-fold positive environmental impact, resulting on the one hand from the consequent reduction in large scale burning in open fields and, on the other hand, from the use of a renewable source for energy generation.

New Holland supplied a total of 105 New Holland 4010 and 3630 TX tractor models, with 40 and 55 hp respectively; 45 BC5060 square balers; 15 RKG 129 model rakes and two model 38 mowers. This equipment is already working for three A2Z power generation projects in the state of Punjab, in Northwest India, which will contribute 45 megawatts of renewable energy to the State power grid.

The projects, which A2Z set up at the Cooperative Sugar Mills in Morinda, Nakodar and Fazilka, are relying on the New Holland tractor fleet to pull the balers, rakes and mowers to collect paddy straw, cotton, maize, and rapeseed. The tractors are also used to transport the collected biomass to the power plants, where it will be used to generate electricity. The outstanding support of New Holland’s after-sales team ensured the success of the New Holland fleet’s first season of paddy straw collection.

At the close of the first season, Mr Rakesh Agarwal, Chief Managing Director of A2Z, was extremely satisfied, saying, “We selected New Holland over other manufacturers because of their expertise in biomass collection and strong after-sales support, and the first season proved we made the right choice. The A2Z projects in Punjab have shown that this is a viable solution to mass-scale burning of paddy straw, which can lead to a dramatic reduction in environmental pollution.”

Mr Munish Jindal, Vice President of A2Z, added, “A2Z has a vision to lead the industry in renewable energy power projects and we plan to work in tandem with New Holland to offer innovative solutions to collect different bio masses all across India.”

Mr Stefano Pampalone, Managing Director New Holland Fiat India, commented, “At New Holland we are ready and honored to work side by side with A2Z, providing the equipment, expertise and technical support to take this initiative forward and help develop renewable energy generation in India.”

Note to the Editor:
New Holland Fiat India

Stretching across 60 acres in the Greater Noida area, near New Delhi, New Holland Fiat India is the most modern tractor factory in India; the facility is a global source for drive trains, engines and axles for CNH’s brands of agricultural and construction machinery and also of tractors for North America, Latin America and other International markets.

New Holland Fiat India, which is implementing the methodologies of World Class Manufacturing, holds key Health & Safety, Environmental and Quality Management Systems international certifications. It recently reached the milestone of producing its 150,000th tractor.

The company sells tractors, harvesters, balers and other equipment in the domestic markets. Its locally manufactured tractors, ranging from 35 to 75 horsepower, are exported to over 50 countries in Asia, the Middle East, Africa, Australia, North America and Latin America.

New Holland Agriculture, Clean Energy Leader

These renewable energy generation projects fall well within New Holland’s area of interest and expertise. Under the umbrella of its Clean Energy Leader program, New Holland has pioneered the use of biofuels in agricultural equipment and worked closely with Fiat Powertrain Technologies to develop fuel efficient, low emissions engines to offer farmers solutions that are kinder to the environment.

New Holland is also developing concepts that go far beyond emissions regulations requirements, imagining a zero emissions future with groundbreaking innovations such as the NH2 hydrogen tractor.
[end]

New Holland Agriculture - New Holland Agriculture is a global manufacturer and seller of agricultural equipment. Its reputation is built on the success of its customers, cash crop producers, livestock farmers, contractors, vineyards, or groundscare professionals, who can count on the widest offering of innovative products and services: a full line of equipment, from tractors to harvesting, material handling equipment, complemented by tailored financial services from a specialist in agriculture.

A highly professional global dealer network and New Holland’s commitment to excellence guarantee the ultimate customer experience for every customer. More information can be found online at www.newholland.com New Holland is a division of CNH Global N.V. (NYSE:CNH), a majority-owned subsidiary of Fiat S.p.A (FIA..MI).

CNH International press office: e-mail: international.media@cnh.com phone: +39 011 0086346